Weil, Gotshal & Manges llp
	SILICON VALLEY OFFICE	AUSTIN
	201 REDWOOD SHORES PARKWAY	BEIJING
	REDWOOD SHORES, CA 94065	BOSTON
	(650) 802-3000	BUDAPEST
	FAX: (650) 802-3100	DALLAS DUBAI
FRANKFURT
CRAIG W. ADAS		HONG KONG
WRITER’S DIRECT LINE		HOUSTON
(650) 802-3020		LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
PROVIDENCE
SHANGHAI SILICON VALLEY
WARSAW
WASHINGTON, D.C. WILMINGTON
July 23, 2009
VIA EDGAR AND FEDERAL EXPRESS
Song Brandon, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Willis Group Holdings Limited
Schedule TO-I
Filed July 8, 2009
File No. 5-78073
Dear Ms. Brandon:
     On behalf of our client, Willis Group Holdings Limited (the “Company”), we are providing the following responses to the comments set forth in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 16, 2009 (the “Comment Letter”), relating to the above-referenced Tender Offer Statement on Schedule TO filed on July 8, 2009 (the “Schedule TO”). The Company has revised the Schedule TO and the related exhibits in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Schedule TO and revised exhibits that reflect these revisions and generally update the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the applicable pages of the Offer to Purchase, as amended (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase.
Schedule TO-I
Exhibit (a)(1)(A) — Offer to Purchase Eligible Stock Options
1.	In your response letter, tell us how you distributed the Offer to Purchase document to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this Offer, taking into consideration the characteristics of the subject security holders and your normal means of communication with your employees. We note your undertaking on the cover page to “make computer and internet access available at Company office locations to any Eligible Optionee who does not have internet access.” This statement suggests the Offer is being made to employees who do not routinely receive corporate communications via the internet. Please advise.

Response: We respectfully advise the Staff that, immediately upon filing of the Schedule TO with the Commission on July 8, 2009, the Offer to Purchase was posted on the Offer Website, the text of which was filed as Exhibit (a)(1)(L) to the Schedule TO. The Company has taken the following steps to ensure that the Offer to Purchase could be promptly accessed and reviewed by the Eligible Optionees:
•	the Company repeatedly communicated and emphasized the location of, and the importance of carefully reviewing, the Offer to Purchase and other Offer related documents in its:
o	e-mail announcing the Offer distributed to the Eligible Optionees and filed as Exhibit (a)(1)(B) to Schedule TO on July 8, 2009 (the “Introductory E-mail”);

o	introductory conference call for the Eligible Optionees hosted by the Chief Executive Offer of Willis that took place on July 9, 2009, the script of which was filed as Exhibit (a)(1)(C) to Schedule TO on July 8, 2009 (the “Introductory Conference”); and

o	series of webcasts and presentations to the Eligible Optionees commenced after July 8, 2009 by Company representatives regarding the Offer, the text of which was filed as Exhibit (a)(1)(D) to Schedule TO on July 8, 2009 (the “Introductory Presentation”);
•	the Company provided an e-mail address by which any Eligible Optionees could request a paper copy of the Offer to Purchase, in each of the Introductory E-mail, the Introductory Conference and the Introductory Presentation;

•	the welcome page of the Offer Website (text of which was filed as Exhibit (a)(1)(L) to Schedule TO on July 8, 2009) clearly instructs the Eligible Optionees to carefully read the Offer related documents (including the

Offer to Purchase) posted in the subsequent section of the Offer Website prior to making any election to participate in the Offer; and

•	the Company posted the Schedule TO and Offer to Purchase on its public website at http/www.willis.com/Investor Relations/Financial Reporting as it typically does with filings it makes with the Commission.
In addition, all Eligible Optionees have regular access to the Company e-mail in the course of their employment and regularly receive Company communications via e-mail. If the Company was notified of an invalid e-mail address, a Company representative followed-up with the Eligible Optionee to correct the e-mail address. The Company offered to make computer and internet access available to the Eligible Optionees as an additional measure of convenience; not because it believed there were Eligible Optionees who did not receive Company communications via e-mail on a routine basis or lacked internet access.

Under these circumstances, we believe that the Company is in compliance with Rule 13e-4(e), which requires the delivery of the tender offer materials but does not require actual hard copies to be delivered. Under the Commission’s 1996 guidance on electronic delivery (the “Electronic Delivery Guidance”), delivery by e-mail or an e-mail containing a link to the website containing the document is permissible where eligible employees have regular access to the Company e-mail system in the course of their employment. See Example (1), 61 Fed. Reg., No 95 (May 15, 1996) at 24650. The Company respectfully submits that the dissemination of the Offer to Purchase by the Introductory E-mail and the log-in e-mail (filed as Exhibit (a)(1)(E) to Schedule TO with the Commission on July 8, 2009) complies with the Electronic Delivery Guidance, as they (i) were sent to Eligible Optionees who have regular access to the Company e-mail system in the course of their employment and (ii) prominently announced the availability of the Offer to Purchase and the manner in which to access it.

2.	See comment 1 above. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Purchase. That is, was there a means to ensure that the eligible employees accessed the offer materials before being able to access the link to tender?

Response: As discussed in our response to Comment 1 above, the Company designed the Offer Website in such a way that upon log-in by an Eligible Optionee, the welcome page of the Offer Website would clearly instruct the Eligible Optionee to carefully read the Offer related documents (including the Offer to Purchase) posted in the subsequent section of the Offer Website prior to making an election to participate in the Offer.

As further noted above, the Company has repeatedly stressed to the Eligible Optionees the importance of reviewing the Offer to Purchase before making an election in the Introductory E-mail, the Introductory Conference, the Introductory Presentation and log-in e-mail. The Company believes that it used its best efforts to ensure that the Eligible Optionees access the offer materials before making an election to participate in the Offer.

3.	We note your disclosure in the introductory section of your Offer to Purchase document where you state that you are “not making the Offer to, nor will we accept any tender of Eligible Options from or on behalf of, employees in any jurisdiction in which the Offer or the acceptance of any tender of Eligible Optionees would not comply with the laws of such jurisdiction.” We also note you have made similar disclosure on page 27 under the heading “Miscellaneous; Forward-Looking Statements.” If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Response: In response to the Staff’s comment, we have removed the language concerning the potential limitation of the Offer in connection with local legal restrictions in the introductory section and other parts of the Offer to Purchase. Please see the introductory section and page 27 of the Offer to Purchase.

4.	Also in the introductory section of the Offer to Purchase, you state that you will pay for tendered options by certain specified dates in the U.S. and the U.K. “and as soon as practicable in other countries depending on local payroll practices.” As you know, Rule 13e-4(f)(5) requires that you pay for tendered options “promptly.” In your response letter provide additional details about how long it could take to pay for tendered options in countries other than the U.S. and the U.K. In addition, provide a legal analysis as to why the payment process in those jurisdictions is consistent with the requirements of Rule 13e-4(f)(5). We may have additional comments.

Response: In response to the Staff’s comment, the Company has confirmed that all Eligible Optionees properly tendering their Eligible Options and located outside the U.S. and the U.K. should expect to receive payment in the first payroll period occurring after the Offer Expiration Date. In all jurisdictions but Argentina and Mexico, the Company expects that the payments will be made no later than August 31, 2009. In the case of Argentina and Mexico, the Company expects that the payments will be made no later than September 1, 2009 and September 10, 2009, respectively. The Company has elected to make the payments through its existing payroll system, rather than through a special payment, to ensure an orderly payment process and to minimize the risk of human error, which is of paramount importance in correctly administering the Offer in a large number of jurisdictions with different withholding requirements.

The Company has revised the Offer to Purchase accordingly. Please see the introductory section and pages 3 and 18 of the Offer to Purchase.

How to Elect to Tender Your Eligible Options, page 7
Withdrawal Rights, page 16
5.	We note your disclosure here and elsewhere in the document providing that certain employees located in non-U.S. jurisdiction must make their tender election electronically as well as in paper form. We also note these employees must make similar withdrawal elections. See comments 1 and 2 above. Please advise us of whether the Company has verified that all such employees have access to the intranet and/or email. In addition, explain in your response letter why these additional procedures for foreign option holders are necessary and what, if any, accommodations will be made to ensure that all such employees have access to the intranet or email.

Response: Prior to commencing the Offer, the Company engaged in a thorough analysis of foreign legal requirements or restrictions that may be applicable to the conduct of the Offer, including those relating to electronic communication. Upon advice of local counsel, in each case, the Company determined that the jurisdictions of Argentina, Brazil, Chile, Colombia, Czech Republic, Germany, Mexico, Poland, Spain and Venezuela may not recognize an Eligible Optionee’s electronic election alone as conclusive evidence of election to participate in, or withdraw from, the Offer. In order to ensure that all elections to participate in or withdraw from the Offer be properly recognized and documented under applicable local law, the Company instituted the additional paper form requirement (the “Paper Requirement”) for the Eligible Optionees residing in the above-listed jurisdictions.

We respectfully advise the Staff of the Company’s determination that all Eligible Optionees subject to the Paper Requirement have regular access to the Company e-mail in the course of their employment and believe they have full access to the Offer Website. The Company confirms that all Eligible Optionees subject to the Paper Requirement have been separately informed of the Paper Requirement. Under the system instituted by the Company, each time any Eligible Optionee subject to the Paper Requirement makes an election through the Offer Website, which the Company constantly monitors, such Eligible Optionee will be promptly contacted by the Company for further briefing and assistance regarding the Paper Requirement.
Extension of Offer; Termination; Amendment; Subsequent Offering Period, page 18
6.	We note your discussion in the last paragraph of this section reserving the right to provide a subsequent offering period for the Offer. However, Rule 13e-4 does not permit the use of a subsequent offering period for issuer tender offers. Please revise.

Response: In response to the Staff’s comment, we have removed the last paragraph of this section and other references to “subsequent offering period” in the Offer to Purchase. Please see pages 13, 17, 18 and 19 of the Offer to Purchase.

7.	Refer to the language in the third paragraph of this section. We do not believe you may terminate the Offer by giving only oral notice to option holders. Please revise to clarify.

Response: In response to the Staff’s comment, we have revised the paragraph to clarify that written or electronic notice will be given in the event of any termination of the Offer. Please see page 18 of the Offer to Purchase.
Conditions to Completion of the Offer, page 20
8.	We note your disclosure in this section where you state that you will not be required to accept for exchange any eligible options tendered if, subject to certain limitations and the Company’s reasonable judgment, certain listed events have been determined by the Company to have occurred and such occurrence makes it inadvisable for the Company to proceed with the Offer or to accept eligible options tendered for purchase. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, the Company confirms that it will not rely on this language to tacitly waive a condition of the Offer by failing to expressly assert it. Upon the occurrence of any of the events listed as conditions to the Offer, it will promptly notify the Eligible Optionees in writing (and, if applicable, concurrently file an amendment to Schedule TO with the Commission) of:
•	the occurrence of such event or events;

•	whether the Company intends to continue to proceed with the Offer or whether the Offer is being amended or terminated;

•	if the Company elects to proceed with the Offer with no amendment to its terms:
o	the Company’s waiver of the applicable condition to the Offer (unless the condition is one where satisfaction of the condition may be determined only upon the Offer Expiration Date); and
•	if the Company elects to proceed with the Offer and amends the terms:
o	the amended terms and conditions of the Offer (which amended terms and conditions shall be included in revised written offering materials provided to the Eligible Optionees and filed with the Commission as an amendment to Schedule TO); and

o	if required, based on the materiality of the waived condition and the time remaining in the Offer, the Company’s decision to extend the Offer (revised written offering materials reflecting the new Offer Expiration Date will be provided to the Eligible Optionees and filed with the Commission as an amendment to Schedule TO).
9.	We note your disclosure in this section where you refer to events that could materially and adversely impact your condition, “financial or other.” Please revise to clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered. Similarly, please revise to clarify what you mean by “worsening thereof” contained in the last bullet point under subsection (3) on page 21.

Response: In response to the Staff’s comment, we have revised Section III. 9 of the Offer to Purchase to clarify that the applicable condition contemplated by the Company therein is a “financial condition” and clarified the reference to “worsening.” Please see pages 21 and 22 of the Offer to Purchase.
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          The Company confirms that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          Please do not hesitate to call me at (650) 802-3020 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Sincerely,
/s/ Craig W. Adas
Craig W. Adas

cc:	Adam G. Ciongoli, Esq., Willis Group Holdings Limited